Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
ZQ Interactive, Ltd.	British Virgin Islands
SEAC Canada Limited	Canada
S.E.A.C. Germany GmbH	Germany
SeaChange India Private, Ltd.	India
S.E.A.C. Ireland Limited	Ireland
SeaChange Ireland Operations, Limited	Ireland
SeaChange Japan KK	Japan
Cambio Maritimo Mexico, S. de R.L de C.V.	Mexico
SeaChange B.V.	Netherlands
SeaChange NLG B.V.	Netherlands
SeaChange Software Solutions B.V.	Netherlands
SeaChange Interactive Solutions B.V.	Netherlands
SeaChange Philippines Corporation	Philippines
SeaChange LLC	Russia
SeaChange Asia Pacific Pte. Ltd.	Singapore
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
SeaChange International U.K. Ltd.	United Kingdom
SeaChange Holdings, Inc.	United States
Marcala Sp. z o.o.	Poland
DCC Labs Sp.k z o.o.	Poland
DCC Labs Sp. z o.o	Poland